For Period Ending 04/30/05
File No. 811-08690

Item 77E.  Legal Proceedings

On November 6, 2003, the MassMutual Prime Fund (now known as the MassMutual Premier Money Market Fund), the MassMutual Core Bond Fund (now known as the MassMutual Premier Core Bond Fund) and the MassMutual Balanced Fund (now known as the MassMutual Premier Balanced Fund) (the "Funds") were each named as a defendant in an adversary proceeding brought by Enron, Corp. ("Enron"), as debtor and debtor-in-possession, in the U.S. Bankruptcy Court for the Southern District of New York, in connection with Enron's Chapter 11 bankruptcy proceeding (In re Enron, Corp.). Enron alleges that the approximately 80 parties named as defendants, including the Funds and certain affiliates of the Funds and MassMutual, were initial transferees of early redemptions or prepayments of Enron commercial paper made shortly before Enron's bankruptcy in December 2001, or were parties for whose benefit such redemptions or prepayments were made, or were immediate or mediate transferees of such redemptions or prepayments. It is alleged that the Funds and the other defendants urged Enron to make these prepayments or redemptions prior to the stated maturity of the commercial paper and contrary to the terms of the commercial paper's original issuing documents, that the transactions depleted Enron's estate, and that they had the effect of unfairly preferring the holders of commercial paper at the expense of other general unsecured creditors. Enron seeks to avoid each of these transactions and recover these payments, plus interest and court costs, so that all similarly situated creditors of Enron can equally and ratably share the monies.

While the Funds believe that they have valid defenses to all claims raised by Enron, the Funds cannot predict the outcome of this proceeding. The amounts sought to be recovered from the Money Market Fund, the Balanced Fund and the Core Bond Fund, plus interest and Enron's court costs, are approximately $9.7 million, $5.5 million and $3.2 million, respectively. If the proceeding were to be decided in a manner adverse to the Funds, or if the Funds enter into a settlement agreement with Enron, the payment of such judgment or settlement could have a material adverse effect on each Fund's net asset value. To remove any doubt that the Money Market Fund will be able to maintain a net asset value of $1.00 per share due to this proceeding, the Money Market Fund and MassMutual have entered into an indemnification agreement whereby MassMutual has agreed to indemnify the Money Market Fund, to the extent necessary, in order for the Money Market Fund to maintain a net asset value of $1.00 per share, in the event that any liability is incurred or settlement payment is made by the Money Market Fund in connection with this proceeding.


Item 77O.  Transactions Effected Pursuant to Rule 10f-3

MassMutual Premier Small Company Opportunities Fund (Series 8)

On November 17, 2004, Registrant purchased 123,400 shares issued by Iowa Telecommunications Services Inc. at a price of $19.00 per share, amounting to a $2,344,600 aggregate purchase price. Jefferies & Company, Inc., an affiliate of Babson Capital Management LLC, participated in the underwriting syndicate. Merrill Lynch & Co. was the broker from whom the Fund purchased shares.

On November 17, 2004, Registrant purchased 3,200 shares issued by PRA International at a price of $19.00 per share, amounting to a $60,800 aggregate purchase price. Jefferies & Company, Inc., an affiliate of Babson Capital Management LLC, participated in the underwriting syndicate. Credit Suisse First Boston Corp. was the broker from whom the Fund purchased shares.

On December 2, 2004, Registrant purchased 42,000 shares issued by Ninetowns Digital World - ADS at a price of $11.00 per share, amounting to a $462,000 aggregate purchase price. Jefferies & Company, Inc., an affiliate of Babson Capital Management LLC, participated in the underwriting syndicate. JP Morgan was the broker from whom the Fund purchased shares.

On January 25, 2005, Registrant purchased 11,400 shares issued by GFI Group Inc. at a price of $21.00 per share, amounting to a $239,400 aggregate purchase price. Jefferies & Company, Inc., an affiliate of Babson Capital Management LLC, participated in the underwriting syndicate. Merrill Lynch & Co. was the broker from whom the Fund purchased shares.